

June 22, 2021

André Spolidoro Ferreira Gomes
Chief Financial Officer
VTEX
125 Kingsway, WC2B 6NH
London, United Kingdom

   Re: VTEX
     Amendment No. 1 to Draft Registration Statement on Form F-1
     Submitted June 8, 2021
     CIK No. 0001793663

Dear Mr. Spolidoro Ferreira Gomes:

  We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 1, 2021 letter.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted on June 8, 2021

Although we have experienced significant growth in recent periods..., page 19

1. We note your revisions in response to prior comment 7. Please clarify how long the "recent history of net losses" has lasted. In addition, balance your disclosure about significant growth of revenues and ARR in your graphics with equally prominent disclosure about your history of net losses.

Risk Factors, page 19

2. We note your response to prior comment 7. However, since your CSO's statements were made contemporaneous with your private financing, you should consider adding an

appropriate risk factor highlighting the potential liability stemming from these incorrect statements.

Business
Overview, page 113

3. We note your revisions in response to prior comment 4. Please further revise to quantify the percentage of revenue that comes from blue-chip companies and to define blue-chip companies in the Prospectus Summary.

Management
Committees
Compensation Committee, page 141

4. Please reconcile your disclosure regarding your Compensation Committee with your disclosure on page 161 that you "currently have no intention to establish a Compensation Committee." In addition, please disclose whether Messrs. Passoni and Alvarez-Demalde are independent directors.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Anna Abramson, Staff Attorney, at (202) 551-4969 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Grenfel Calheiros